UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 27, 2016

Press Release

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED
AT ITS SHAREHOLDERS’ MEETING

Lima, Peru, September 27, 2016 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a Peruvian cement company, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Shareholders’ Meeting held on September 26th, 2016 at 9:00 am (Peruvian time), approved by majority vote of 99.97871% of votes cast the following:

1a. Proposal for the segregation of the equity block related to the phosphate project submitted by the Board (the "Project"). Segregation of the equity block related to the Phosphate Project, transfer of such equity block to Fossal S.A.A. (recently incorporated corporation that, as a result of the segregation of the equity block, becomes the holding company of the shares owned by Cementos Pacasmayo S.A.A. in Fosfatos del Pacifico S.A.), capital reduction and reduction in the investment shares account and modification of the fifth article of the bylaws of Cementos Pacasmayo S.A.A. as a result of the segregation of the equity block.

1b. Granting powers of attorney to the Chief Executive Officer to make adjustments and modifications to the Project, to set the effective date of the Project and designation of the authorized executives to sign public or private documents required to execute the agreements adopted for the implementation of the Project.

***

For more information please visit www.cementospacasmayo.com.pe/investors/ or contact:

In Lima:	In New York:

Manuel Ferreyros, CFO Claudia Bustamante Investor Relations Cementos Pacasmayo Tel: 511‐317‐6000 ext. 2165 Email: cbustamante@cpsaa.com.pe	Barbara Cano MBS Value Partners Tel: (646) 452-2334 Email: barbara.cano@mbsvalue.com

About Cementos Pacasmayo S.A.A.
Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors/

Note on Forward-Looking Statements
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.